Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To Be Held On

Friday, May 11, 2012

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of ENERPLUS CORPORATION (the “Corporation”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 — 4th Avenue S.W., Calgary, Alberta on Friday, May 11, 2012 at 10:00 a.m. (Calgary time) for the following purposes:

1.                                       to receive the consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the auditors’ report on those statements;

2.                                       to elect the directors of the Corporation;

3.                                       to appoint the auditors of the Corporation;

4.                                       to consider and, if thought advisable, approve an amendment to the Corporation’s articles to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including changes to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of stock dividends declared on the Common Shares (the “Share Capital Amendment”); and

5.                                       to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting, including the approval of the Share Capital Amendment, and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Every registered holder of Common Shares at the close of business on March 23, 2012 (the “Record Date”) is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the Common Shares and demands that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

The quorum for this Meeting is two or more individuals present in person or by proxy representing not less than 10% of the aggregate outstanding Common Shares.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof (the “Proxy Cut-Off”).  Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, valid proxies which have been deposited after the Proxy Cut-Off.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

Dated at Calgary, Alberta this 9th day of March, 2012.

By order of the Board of Directors of
ENERPLUS CORPORATION

“David A. McCoy”
David A. McCoy
Vice President, Corporate Services,
General Counsel & Corporate Secretary